Exhibit 99.43

SUBJECT TO U.S. FEDERAL RULE OF EVIDENCE 408; WITHOUT PREJUDICE

EXECUTION COPY

TERM SHEET – 8 April 2013

This Term Sheet constitutes a legally binding agreement between the Parties.

PARTIES

Loan Arranger	Roust Trading Ltd. (“RTL” or the “Loan Arranger”). Address: 25 Belmont Hills Drive, Warwick WK 06, Bermuda, Registration Number EC/20415

Borrower

JSC “Russian Alcohol Group” (“RAG”) or such other subsidiaries of Central European Distribution Corporation (“CEDC”) that are agreed upon by the Lender, CEDC and RTL (each a “Borrower”); provided that in the event that RAG or such other subsidiaries each become a Borrower under Bilateral Facility Agreements (as defined below), but do not, in aggregate principal amount, borrow the full USD 100,000,000, RTL shall procure that RTL or its designee that is agreed upon by the Parties, becomes a “Borrower” under a Bilateral Facility Agreement for the difference between USD 100,000,000 and the aggregate principal amount borrowed by RAG or such other subsidiaries; provided, further, that there shall be no more than five (5) Bilateral Facility Agreements; provided, further, that, if neither RAG nor any such other subsidiaries become a Borrower for any reason, RTL or its designee that is agreed upon by the Parties, may elect to become a Borrower under a Bilateral Facility Agreement of up to USD 100,000,000.

Lender	Steb Holdings Ltd. (only if a Borrower is not a Russian entity)

Address: 1st Floor, Yamraj Building, P.O. Box 875, Road Town, Tortola, British Virgin Islands

or such subsidiary of Steb Holdings Ltd. which is incorporated in Cyprus or any other jurisdiction agreed upon by the Lender and RTL (the “Lender”).

Guarantors	Each of:

(1)   Closed Joint Stock Company “Russian Standard Corporation” (3AO «Koмnaнuя «Pyccĸuŭ Cmaн∂apm»), address: 123610, Moscow, Krasnopresnenskaya nab, 12, office 1507, INN (Identification Number of Taxpayer): 7707245576 (“RSC” and, together with RTL and the Lender, the “Parties”); and

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SUBJECT TO U.S. FEDERAL RULE OF EVIDENCE 408; WITHOUT PREJUDICE

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(2) RTL (together with RSC, the "Guarantors” and each a “Guarantor”)

For the avoidance of doubt, if the Guarantors are required to perform the obligations of any Borrower pursuant to the Guarantee (as defined below), the Guarantors shall be subrogated to the rights of the Lender with respect to such obligations to the fullest extent provided under applicable law.

Obligors	Each of:

(1) the Borrower; and

(2) the Guarantors

Loan Amount and Currency	The amount of USD 100,000,000 (One hundred million US dollars), (the “Loan”). The Loan shall not be drawn down unless the applicable conditions precedent referred to in this Term Sheet are satisfied to the reasonable satisfaction to the Lender.

Bilateral Facility Agreements	Each Borrower shall enter into a stand-alone bilateral facility agreement with the Lender (each, a “Bilateral Facility Agreement” and, collectively, the “Bilateral Facility Agreements”), each such Bilateral Facility Agreement to be identical in all respects save for details as to its date, loan amount and the identity of the relevant Borrower. For the avoidance of doubt, the Guarantors shall be party to each Bilateral Facility Agreement or such ancillary documents as shall be reasonably acceptable to the Borrower and the Parties to confirm that the Guarantee shall extend to each such Bilateral Facility Agreement on the terms provided for under the Guarantee. At no time shall the aggregate loan amount under all Bilateral Facility Agreements exceed USD 100,000,000 nor shall the term of any Bilateral Facility Agreement exceed the Maturity Date. Drawdown shall be defined under this Term Sheet as the date of first drawdown by a Borrower of any part of the Loan under any Bilateral Facility Agreement. There shall be no more than five (5) Bilateral Facility Agreements.

Term of the Loan	1 year from the date of the Drawdown (as defined below) (the “Maturity Date”), which term may be extended by the Borrower for an additional two (2) years on terms to be agreed in writing among the Parties and the Borrower. All outstanding amounts shall be payable on or before the Maturity Date.

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Loan Purpose	General corporate purposes which may include funding in support of the restructuring plan of CEDC and its subsidiaries and the further development of their businesses.

Amortization	None; the then outstanding principal amount of the Loan shall be repaid in full on the Maturity Date (as the same may be extended pursuant to the terms hereof).

Arrangement Fee	An arrangement fee of USD 500,000 (the “Arrangement Fee”) to be paid by the Loan Arranger to the Lender within five (5) Business Days from the date of this Term Sheet, such payment obligation to be guaranteed by RSC.

Commitment Fee	A commitment fee of USD 10,333,333 (the “Commitment Fee”) to be paid by the Loan Arranger to the Lender and the Loan Arranger’s obligation to pay such Commitment Fee shall be guaranteed by RSC. Such Commitment Fee shall be paid in the following instalments:

(i)   one-third of the Commitment Fee shall be due and payable on the date of the Drawdown;

(ii)  one-third of the Commitment Fee shall be due and payable on the date that is three (3) months after the date of the Drawdown, or in the event that such date is not a Business Day, the following Business Day; and

(iii) one-third of the Commitment Fee shall be due and payable on the date that is six (6) months after the date of the Drawdown, or in the event that such date is not a Business Day, the following Business Day.

Break-up Fee	A fee (the “Break-up Fee”) in the amount of USD 15,000,000 minus the amount of any Arrangement Fee paid hereunder to the Lender by the Loan Arranger or any Guarantor and at all times such payment obligation to be guaranteed by RSC, in the event that the Borrower does not incur the full amount of the Loan prior to the expiration or termination, as applicable, of the Commitment Period (as defined below), which Break-up Fee shall be due and payable within fifteen (15) calendar days following receipt by the Loan Arranger of the Lender’s request therefor; provided, however, that the Lender shall not be entitled to the Break-up Fee if the failure to incur a Loan arises out of or results from any material breach by the Lender of this Term Sheet.

The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages if the Borrower does not incur the Loan prior to the expiration or termination, as applicable, of the Commitment Period, the Break-Up Fee payable in such event shall constitute liquidated damages, and not a penalty, and shall be in full and complete satisfaction of any and all damages arising in such event.

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For the avoidance of doubt, any failure to incur the Loan as a result of the Borrower’s or any Guarantor’s failure to obtain necessary approvals, clearances or resolutions, or failure to enter into any Bilateral Facility Agreement or Drawdown the Loan, shall not prevent the payment of the Break-Up Fee.

The Lender hereby agrees that, upon payment in full of the Break-up Fee, such fee shall be the Lender’s (and its affiliates’) sole and exclusive remedy with respect to any claims (whether at law, or equity, in contract, in tort or otherwise) in respect of this Term Sheet and the transactions contemplated hereby, and neither the Loan Arranger nor any other party hereto nor any of their respective affiliates shall have any additional liability whatsoever to the Lender or any of its affiliates under any legal theory whatsoever.

Fees:	All of the Arrangement Fees, the Commitment Fee and the Break-up Fee payable hereunder shall be paid to the Lender (a) in U.S. dollars and in immediately available, freely transferable cleared funds to such account(s) with such banks as the Lender notifies to the Loan Arranger, (b) shall be paid without any deduction or withholding for or on account of tax (a “Tax Deduction”) unless a Tax Deduction is required by law and (c) are exclusive of any value added tax or similar charge (“VAT”). If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If VAT is chargeable, the Loan Arranger shall also at the same time pay to the recipient of the relevant payment an amount equal to the amount of the VAT. Notwithstanding anything to the contrary set forth in the fee letter (the “Fee Letter”), dated the date hereof, entered into by the Lender and the Guarantors, the Loan Arranger and the Guarantors shall not be required to pay the fees set forth in both this Term Sheet and the Fee Letter, but rather only one or the other. Accordingly, any fees due and payable under this Term Sheet shall be decreased on a dollar-for-dollar basis to the extent that the Loan Arranger or the Guarantors paid the corresponding fee set forth in the Fee Letter and any fees due and payable under the Fee Letter shall be decreased on a dollar-for-dollar basis to the extent that the Loan Arranger or the Guarantors paid the corresponding fee set forth in this Term Sheet.

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SUBJECT TO U.S. FEDERAL RULE OF EVIDENCE 408; WITHOUT PREJUDICE

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Drawdown	The Lender’s commitment to make the Loan to a Borrower shall terminate in its entirety on the earliest to occur of (x) the date of the Drawdown, (y) the 6-month anniversary of the date of this Term Sheet and (z) the termination of this Term Sheet by RTL pursuant to the terms hereof (the “Commitment Period”). Each loan made pursuant to this Term Sheet shall be made on the same Business Day (the “Drawdown”) which shall be in an amount determined by the Borrower, provided that such amount shall be no greater than USD 100,000,000. The Drawdown shall be made by the Lender upon request of the Borrower, provided that such request (i) stipulates an amount requested for Drawdown which shall be no greater than USD 100,000,000; and (ii) is furnished to the Lender at least fifteen (15) calendar days prior to the proposed Drawdown date, which date shall be within the Commitment Period.

The aggregate amount of the Drawdowns shall equal the amount of the Loan.

Business Day	Means a day (other than a Saturday or Sunday) on which commercial banks are open for the transaction of general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York or London, England, and on which commercial banks and foreign exchange markets settle payments in Roubles in Moscow, Russian Federation.

Suspension and Cancellation
by the Lender	The Lender shall have the right to decline to disburse funds under any Bilateral Facility Agreement if an Event of Default under such Bilateral Facility Agreement has occurred and is continuing after five (5) Business Days after the Lender delivers notification of such Event of Default to the Borrowers; provided, however, that any Event of Default triggered by a Borrower under such Bilateral Facility Agreement shall not relieve the Lender of its obligation to fund disbursement under any other Bilateral Facility Agreement.

Interest Rate	13.75% per year payable on the Loan Amount. Interest shall be calculated on the basis of the actual number of days elapsed and a 360-day year.

Interest Payment Dates	Interest shall be payable quarterly in arrears on the last Business Day of each fiscal quarter.

Voluntary Prepayment	The Borrower may prepay the entire outstanding amount of the Loan on not less than forty-five (45) Business Days' prior written notice at any date after eight (8) months from the date of the Drawdown, provided that the Borrower shall pay to the Lender at the same time all accrued interest and other amounts payable in respect of the principal amount of the Loan prepaid on such date.

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SUBJECT TO U.S. FEDERAL RULE OF EVIDENCE 408; WITHOUT PREJUDICE

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Indemnity	In addition to the fees, charges, interest, commissions, and other amounts whatsoever due or becoming due to the Lender hereunder, each Guarantor shall, and if a Loan is made, the Borrower shall, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by it as a result of:

(i)           the occurrence of any Event of Default that is continuing;

(ii)          a failure by the Borrower or the Guarantors to pay any amount due under this Term Sheet on its due date;

(iii )        funding, or making arrangements to fund, its participation in a Drawdown requested by a Borrower but not made by reason of the operation of any one or more of the provisions of this Term Sheet; provided, however, that the Lender shall not be indemnified in the event the Lender refuses to provide such funding, or make such arrangements to fund, in a manner that is inconsistent with this Term Sheet;

(iv)         the Loan not being prepaid in accordance with a notice of prepayment given by a Borrower,

provided, however, that the Borrower shall only be obligated to indemnify the Lender in respect of amounts owed or payable by the Borrower and shall in no event be obligated to indemnify the Lender in respect of any cost, loss or liability incurred as a result of the failure of any Guarantor to pay the Arrangement Fee, Commitment Fee or Break-Up Fee owed or payable under this Term Sheet or the Fee Letter

Deed of Guarantee
and Indemnity	As a condition precedent to the effectiveness of the Bilateral Facility Agreements, the Lender and each of the Guarantors shall enter into an agreement, pursuant to which each of the Guarantors agrees to guarantee (the “Guarantee”) all obligations of the Borrower in respect of the Loan with such terms as are provided in the deed of guarantee and indemnity to entered into by the Parties on the even date hereof.

Representations	Each of the Guarantors hereby represents and warrants as to itself as of the date hereof the following:

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a.        Such Guarantor is in good standing (to the extent such concept is relevant) with the secretary of state or other applicable governmental authority in each jurisdiction in which they are organized or operate, except to the extent that the failure to do so, would not reasonably be expected to result in a material adverse effect on the results of operations or financial condition of RTL and RSC taken as a whole.

b.        Such Guarantor has the requisite corporate power and authority to enter into the Term Sheet and Guarantee.

c.        The obligations expressed to be assumed by it in the Term Sheet and Guarantee are legal, valid, binding and enforceable obligations.

d.        The entry into and performance by it of, and the transactions contemplated by, the Term Sheet and Guarantee do not and will not conflict with: (i) any law or regulation applicable to it; (ii) the constitutional documents of such Guarantor; or (iii) any agreement or instrument binding upon it or such Guarantor or any of such Guarantor’s assets or constitute a default or termination event (however described) under any such agreement or instrument, except, in any such case, to the extent that such contravention would not reasonably be expected to result in a material adverse effect on the results of operations or financial condition of RTL and RSC, taken as a whole.

e.        To the best of the Guarantors’ knowledge as of the date hereof, no Event of Default (that is not susceptible to cure within five (5) Business Days) is continuing; provided that each of the Guarantors represents and warrants that with respect to RSC (i) no Event of Default has occurred on its Financial Debt (as defined below) made to entities other than its subsidiaries and (ii) no Event of Default has occurred with respect to the Change of Control (as defined below).

f.         RTL has furnished the Lender with the stand-alone balance sheet of RSC as at December 31, 2011 and a preliminary, pro forma stand-alone balance sheet of RSC as at December 31, 2012 and the related stand-alone statements of income for the fiscal years then ended. The financial statements referred to above (collectively, the “Financial Statements”), except as described therein, have been prepared in accordance with Russian Statutory Accounting Standards (“RSAS”) and IFRS, as applicable. Such Financial Statements fairly present, in all material respects, the stand-alone financial position of RSC as at December 31, 2011 and the preliminary, pro forma stand-alone financial position of RSC as at December 31, 2012, respectively, and the related statements of income fairly present, in all material respects, the results of the operations of RSC for the fiscal year ended December 31, 2011 and the preliminary, pro forma stand-alone results of the operations of RSC for the fiscal year ended December 31, 2012. As of the date of the relevant balance sheet referred to above RSC did not have any material liabilities that were required to be set forth on a balance sheet prepared in accordance with RSAS or IFRS, as applicable, except material liabilities reflected on the Financial Statements. Since December 31, 2012, there has not been a material adverse effect on the results of operations or financial condition of RSC.

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g. As of the date hereof, RSC is the legal and beneficial owner of no less than 90.8 per cent of the issued and outstanding voting shares of ZAO “Russian Standard Bank” (ЗАО «Банк Русский Стандарт»), general license of the Bank of Russia No. 2289 issued on 19 July 2001, identification number of taxpayer (INN): 7707056547 and such shares are free from any claims, third party rights or competing interests.

Affirmative Covenants	The Bilateral Facility Agreements will contain the following affirmative covenants that each Borrower shall (except for clause (j), which shall only be an affirmative covenant of RSC to the extent it is a party to such Bilateral Facility Agreement):

a.        Maintain its corporate existence in accordance with all applicable laws, except to the extent where the failure to do so would not reasonably be expected to result in a material adverse effect on the results of operations or financial condition of the Borrowers and their subsidiaries taken as a whole.

b.        Maintain accounting, cost control and management information systems and books of account in accordance with applicable accounting standards.

c.        Maintain reputable independent auditors.

d.        Obtain, maintain, renew and comply with all necessary licenses, approvals and registrations, except to the extent where the failure to do so would not reasonably be expected to result in a material adverse effect on the results of operations or financial condition of the Borrower and its subsidiaries taken as a whole.

e.        Comply in all material respects with all agreements to which it is a party or binding on it or its assets, except if the failure to comply therewith would not reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Borrowers or their subsidiaries taken as a whole.

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f.         Pay all taxes when due and make timely filings of required tax returns and government reports, except (i) taxes that are being contested in good faith by appropriate proceedings and for which the relevant party has set aside on its books adequate reserves in accordance with generally accepted accounting principles or (ii) to the extent that the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the results of operations or financial condition of the Borrowers and their subsidiaries taken as a whole.

g.        Comply in all respects with all laws to which it may be subject, except if the failure to comply therewith would not reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Borrowers and their subsidiaries (taken as a whole).

h.        Not directly or, to the knowledge of the Borrower, indirectly use the proceeds of the Loan for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

i.         The Borrowers shall conduct its businesses in compliance with applicable anti-corruption laws.

j.         RSC shall at all times hold at least 51% of the issued and outstanding shares of ZAO “Russian Standard Bank” (3AO «Бaнĸ Pyccĸuŭ Cmaн∂apm»), general license of the Bank of Russia No. 2289 issued on 19 July 2001, identification number of taxpayer (INN): 7707056547.

Events of Default	Each of the following events and occurrences shall constitute an Event of Default under each Bilateral Facility Agreement (provided, however, that if such Event of Default is susceptible to cure and is cured by the Guarantors or the Borrower, in each case, within five (5) Business Days after the Lender delivers written notice of an Event of Default, there shall be no such Event of Default under such Bilateral Facility Agreement); provided, further, that an Event of Default under any Bilateral Facility Agreement shall not necessarily constitute an Event of Default under any other Bilateral Facility Agreement:

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(a)        Payments. The Borrower fails to pay when due any principal of, or interest on, the Loan, or any fee or other amount due in respect of the Loan, or the Loan Arranger or Guarantors fail to pay when due any of the fees contained in this Term Sheet or the Fee Letter, in each case, within three (3) Business Days after the due date of such payment.

(b)        Covenants. The Borrower fails to comply with any of their obligations (except the obligations set forth in preceding clause (a)) in respect of the Loan as set forth in the Bilateral Facility Agreement and such default shall not have been remedied or waived within thirty (30) days after the earlier of (i) receipt by the Borrower of written notice from the Lender of such default or (ii) the Borrower becoming aware of the failure to comply; or any of the Guarantors fails to comply with any of their obligations under the Deed of Guarantee and Indemnity in a manner that impairs the Guarantor's ability to perform its guarantee obligations.

(c)        Representations. Any representation or warranty made or deemed made by the Borrower in the Bilateral Facility Agreement (which will include representations and warranties substantially similar to those contained in this Term Sheet) shall be untrue in any material respect as of the date made or deemed made; or any representation or warranty made or deemed made by any of the Guarantors under the Deed of Guarantee and Indemnity shall be untrue in any material respect as of the date made or deemed made in a manner that impairs the Guarantor's ability to perform its guarantee obligations.

(d)        Insolvency or Reorganisation. A decree or order by a court is entered against an Obligor adjudging the relevant Obligor bankrupt or insolvent or ordering the winding up or liquidation of its affairs and such decree or order is not stayed; a petition is filed seeking reorganisation, administration, arrangement, adjustment, composition or liquidation of or in respect of any Obligor and/or its indebtedness, provided that, in the case of any such involuntary petition, such petition continues un-discharged or un-stayed for a period of sixty (60) days; a receiver, administrator, liquidator, assignee, trustee, sequestrator, secured creditor or other similar official is appointed over or in respect of any Obligor, provided that, in the case of any involuntary appointment such appointment continues un-discharged or unstayed for a period of sixty (60) days; or any Obligor takes any step to effect a scheme of arrangement with its creditors or any class thereof.

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(e) Financial Debt. Any payment under any agreement evidencing financial debt of the Borrower or any of the Guarantors having a principal amount in excess of USD 10,000,000 (or the equivalent in other currencies) is not paid when due (in each case, beyond the later of (i) five (5) Business Days after the due date and (ii) the applicable grace period, if any, provided therefor).

(f) Change of Control.
(i) CEDC ceases at any time to own directly or indirectly at least a majority of the issued and outstanding voting shares of the Borrower (except RTL or its designees); or
(ii) RSC ceases at any time to own directly or indirectly at least 51% of the issued and outstanding voting shares of ZAO “Russian Standard Bank” (ЗАО «Банк Русский Стандарт»), general license of the Bank of Russia No. 2289 issued on 19 July 2001, identification number of taxpayer (INN): 7707056547.

Consequences of an Event of Default
If an Event of Default occurs and is continuing then the Lender may at its option, by notice to the Obligor (the “Acceleration Notice”), declare all or any portion of the principal of, and accrued interest on, the Loan (together with any other amounts accrued or payable under the Bilateral Facility Agreement) to be, and the same shall thereupon become, due and payable (anything in the Bilateral Facility Agreement to the contrary notwithstanding).

Conditions Precedent	The Drawdown of the Loan (and any obligation to incur a Loan) shall be subject to the following conditions precedent:

1. Borrower and Guarantors:

(a) constitutional documents;

(b) resolution of board of directors; and

(c) customary certifications of copy documents.

2. Other documents and evidence:

(a) evidence of process agent;

(b) evidence of payment of all fees, costs and expenses then due from the Guarantors under the Term Sheet and the Fee Letter; and

(c) completed Drawdown requests.

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3. With respect to each Borrower (other than RTL or its designees):

(a) confirmation from the Borrower that the Loan complies with the terms of (i) CEDC’s and its Subsidiaries’ then existing credit agreements and debt instruments and (ii) if not then in effect, any credit agreements or debt instruments contemplated under the Amended and Restated Joint Prepackaged Chapter 11 Plan of Reorganization of CEDC and certain of its affiliates (the “Plan”), contained in the Supplement No. 1 to the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization launched by CEDC on March 18, 2013, except where any failure to so comply would not reasonably be expected to have a material adverse effect on the results of operations or financial condition of the Borrower and its subsidiaries (taken as a whole);

(b) a written certification from CEDC’s CRO or, in the event it does not have a CRO at the relevant time, its CFO or CEO (in each case, without personal liability) that the respective Borrower (other than RTL or its designess) requires the amount sought in such request;

(c) Classes 2A, 2B, 2C and 5A (as defined in the Plan) shall have voted to accept the Plan under section 1126 of title 11 of the United States Code; and

(d) if the effective date of the Plan has not occurred, then none of the following agreements shall have been terminated: (i) the Plan Support Agreement between RTL and its affiliates, CEDC, CEDC Finance Corporation International, Inc. (“CEDC FinCo”) and certain holders of the 8.875% Senior Notes and 9.125% Senior Notes issued by CEDC FinCo due 2016, dated as of March 25, 2013, (ii) the Amended and Restated Plan Support Agreement between RTL and its affiliates, and certain holders of the 3% Convertible Notes issued by CEDC due 2013, dated as of March 20, 2013, or (iii) the Securities Purchase Agreement by and between CEDC and RTL and RAG, effective as of March 8, 2013.

The conditions precedent contained in Section 3 above may not be waived by the Lender without the prior written consent of RTL.

Language	All agreements will be in the English language. All other documents submitted to the Lender and all correspondence between the Lender and the Borrower will be in the English language or will be accompanied by a certified English translation and the English version will govern.

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Governing Law	This Term Sheet and the Bilateral Facility Agreements and any non-contractual obligations arising under or in connection with either of them shall be governed by laws of England and Wales.

Dispute Settlement	Any dispute arising out of or in connection with this Term Sheet (including a dispute relating to the existence, validity or termination of this Term Sheet or any non-contractual obligation arising out of in connection with this Term Sheet) (a "Dispute") shall be referred to and finally resolved by arbitration under the Arbitration Rules of the London Court of International Arbitration (LCIA) (the "Rules").

For the purposes of arbitration, the Parties waive any right of application to determine a preliminary point of law or appeal on a point of law under Sections 45 and 69 of the Arbitration Act 1996.

Withholding Tax	All payments of principal and interest under the Loan will be made free and clear of all taxes, duties, fees or other charges, other than as required by law.

Third party	A person who is not a party to this Term Sheet or, as the case may be, a Bilateral Facility Agreements has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Term Sheet or such Bilateral Facility Agreement.

Further Undertakings of the Parties
Upon request of any of the Parties or any Borrower, the Parties and the Borrower, as applicable, shall enter into the Bilateral Facility Agreements, the Guarantee and such other documents as the Parties may reasonably request on the terms and conditions set forth herein (collectively, with this Term Sheet and Fee Letter, the “Documents”). For the avoidance of doubt, each Party acknowledges that this Term Sheet is made as a legally binding agreement. This Term Sheet, however, shall not be legally binding on any Borrower (other than RTL) until such times as such Borrower accedes to or otherwise becomes bound to this Term Sheet as a Party. The Parties agree to use reasonable efforts to structure the transactions as contemplated herein in a tax efficient manner.

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Entire Agreement	This Term Sheet constitutes the entire agreement of the Parties, and supersedes any other prior expression of intent or understandings, with respect to this transaction. Any amendment, consent or waiver hereunder shall be in writing and signed by each of the Parties. For the avoidance of doubt, neither this Term Sheet nor the Bilateral Facility Agreements shall in any way restrict the Lender or any of its affiliates from participating in, proposing or otherwise supporting any alternative proposal for any restructuring transaction involving CEDC or any of its subsidiaries.

Survival	Sections headed (i) “Arrangement Fee”, (ii) “Commitment Fee”, (iii) “Break-up Fee”, (iv) “Indemnity” and (v) “Publicity” shall survive and continue after any termination of the obligations of Lender under this Term Sheet and continue after the expiry of the Commitment Period.

Counterparts	This Term Sheet may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Term Sheet.

Publicity	Any Party hereto and any of their affiliates may make a public announcement, including to the press, concerning entry into this Term Sheet, the Guarantee and any matter related thereto, which may include disclosure of any and all agreements entered into in connection with the foregoing, in such form and by such means as such Party or affiliate may determine in their sole discretion; provided, that to the extent practicable, and except as otherwise required by law, regulation or legal process, the Parties will coordinate with each other in good faith and provide each other a reasonable opportunity to review and comment on any such public announcement.

Termination	RTL may terminate this Term Sheet at any time prior to the Drawdown at its discretion provided that it shall be required to pay the Break-up Fee within three (3) Business Days following such termination.

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Roust Trading Ltd.

By:
Name: Wendell Malcolm Hollis
Title: Director

By:
Name: Nouriakhmetova Nelia Ravilevna
Title: Director

Steb Holdings Ltd.

By:
Name: Vladimirs Petrovs Title: Director

Closed Joint Stock Company “Russian Standard” Corporation”

By:
Name: Nouriakhmetova Nelia Ravilevna
Title: Director

By:
Name: Sipyagina Julia Jurievna
Title: Chief Accountant

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